February 14, 2011                                                                                                                     VIA EDGAR
United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker
                 Accounting Branch Chief

Re:	Aceto Corporation Response to Staff Comments on Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the period ended September 30, 2010, and Form 8-K filed September 10, 2010
File No. 0-4217

Dear Mr. Decker:

Thank you for your January 27, 2011 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the period ended September 30, 2010 and Form 8-K filed September 10, 2010.  In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:   With respect to any comment below that requests additional disclosures or other revisions to be made, we have shown in our supplemental response what the revisions will look like.  We will also include these revisions in our future filings, including our interim filings, if applicable.

United States Securities and
  Exchange Commission
February 14, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital resources, page 27

2.
We note that your advance payments from customers increased from $500,000 as of June 30, 2009 to over $11 million as of June 30, 2010.  Please disclose the reason for this significant increase in advance payments to customers.  Please also revise your accounting policy disclosures in your financial statements to describe the circumstances under which you require advance payments from customers.

Response:        The reason for the increase in advance payments from customers from June 30, 2009 to June 30, 2010, is due primarily to one customer. Aceto determined that making advance purchases of our product glyphosate was beneficial due to the difficult and crowded market conditions surrounding this commodity type product. As such, the Company required advance payments from its customer to partially finance the cost of the glyphosate inventory. The remaining balance of advance payments was deemed minimal. The Company notes the Staff’s comment and will revise its accounting policy disclosures in future filings, as appropriate, to describe the circumstances under which we require advance payments from customers, to the extent advance payments are significant.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 47

3.
Please revise your accounting policy footnote for cash and cash equivalents to disclose the amounts by which the cash balances on deposit exceed FDIC limits as of each balance sheet date.  Please refer to Section 2110.06 of the AICPA Technical Questions and Answers.

United States Securities and
  Exchange Commission
February 14, 2011

Response:     The Company acknowledges the Staff’s comment and will revise future filings to disclose the amounts by which the cash balances on deposit exceed FDIC limits as of each balance sheet date. As requested:

The Company maintains certain cash accounts located in New York. The total cash balances are insured by the FDIC up to $250,000 per bank. The Company has cash balances on deposit with two New York banks at June 30, 2010 and 2009 that exceeded the balance insured by the FDIC in the amount of $5,586,000 and $7,660,000, respectively.

4.
Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales.  If you do not allocate depreciation and amortization to your cost of sales, please revise your description of cost of sales on the face of your statement of income and elsewhere throughout the filing to read somewhat as follows:  “Cost of sales (exclusive of depreciation and amortization).”  Please also remove any references in the filing to gross profit or gross profit margin, if you do not allocate depreciation and amortization to cost of sales.  See SAB Topic 11:B.

Response:     The Company acknowledges the Staff’s comment and will revise future filings to indicate that we allocate depreciation and amortization to cost of sales. As requested:

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of the related asset.  The Company allocates depreciation and amortization to cost of sales. Expenditures for improvements that extend the useful life of an asset are capitalized.  Ordinary repairs and maintenance are expensed as incurred.  When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income.

United States Securities and
  Exchange Commission
February 14, 2011

Note 7 – Environmental Remediation, page 55

5.
You commenced remediation at the Arsynco facility in fiscal 2010 and expect to spend between $8.3 million and $10.2 million to complete remediation activities.  You also plan to capitalize these remediation expenses to the cost of the property, which is classified as held for sale as of June 30, 2010.  Please tell us when you first classified the property as held for sale and how you determined you met the criteria in paragraphs 9-11 of ASC 360-10-45 at the time you initially classified the property as held for sale.

Response:       We first classified the Arsynco property as held for sale in fiscal 2006.  We determined that we met the following criteria in paragraphs 9-11 of ASC 360-10-45 at the time we initially classified the property held for sale:

a. Management, having the authority to approve the action, committed to a plan to sell the asset in fiscal 2006.

b. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Even though remediation of the property is needed, Arsynco could sell the property in its present condition.

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset was initiated in fiscal 2006.

d. The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph ASC 360-10-45-11. Since Aceto initiated actions to remediate the damage, and satisfactory remediation of the damage is probable, the conditions in paragraph 360-10-45-11(b) for an exception to the one-year requirement in paragraph 360-10-45-9(d) were met.

United States Securities and
  Exchange Commission
February 14, 2011

e. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value. Aceto had received appraisals of the fair value from a third-party appraiser which supported that the expected fair value after the remediation is in excess of the amount required to be capitalized.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Aceto has no intention of changing the plan to sell the property.

Note 10 – Interest and Other Income, page 60

6.
It appears that your joint venture equity earnings were significant in excess of the 10% level during the year ended June 30, 2010.  Please tell us what consideration you gave towards providing the information required by Rule 4-08(g) of Regulation S-X.  Please also present your joint venture equity earnings in a separate line item on the face of your consolidated statements of income.  Please refer to Rule 5-03.12 of Regulation S-X.  Furthermore, please revise your footnotes to disclose the nature of your joint venture’s operations, your ownership percentage in the joint venture and how you account for joint venture activities.  Please also revise to include the disclosures required by ASC 323-10-50-3 as applicable.

United States Securities and
  Exchange Commission
February 14, 2011

Response:      The Company considered Rule 4-08(g) of Regulation S-X.  Based upon this rule, the information is required for 50 percent or less owned persons accounted for by the equity method by the registrant if the criteria in Rule 1-02(w) of Regulation S-X for a significant subsidiary are met. Per Rule 1-02(w), the equity investment would be deemed significant if the earnings exceed 10% of income before taxes. However, for purposes of making the prescribed income test, if the consolidated income is at least 10% lower than the average of the consolidated income for the last five fiscal years; such average income should be substituted for purposes of the computation (per our review of the computational note to Rule 1-02(w)). Aceto’s consolidated income before taxes for fiscal year 2010 was 31% less than the average consolidated income for the last five fiscal years, thus, the Company used the average to determine whether the requirements for disclosure of the joint venture were needed. Our joint venture equity earnings were 8% of the computed average of our consolidated income before taxes; therefore we did not meet the criteria of being significant, per Rule 1-02(w). The earnings of this joint venture were disclosed in Note 10 and the dividends were disclosed on the face of the Consolidated Statements of Cash Flows in the investing activities section, in Form 10-K for the fiscal year ended June 30, 2010. The Company notes the Staff’s comment and will expand its disclosure in future filings as appropriate, including the information required by Rule 4-08(g) of Regulation S-X, Rule 5-03.12 of Regulation S-X and by ASC 323-10-50-3,  to the extent joint venture earnings are significant (i.e. 10%). The Company has done an assessment of these rules for both quarterly periods in fiscal 2011 and to date, the quarterly threshold has not been met.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Condensed Consolidated Financial Statements

Note 6 – Commitments, Contingencies and Other Matters, page 8

7.
We note from your Form 8-K filed on January 5, 2011 that you entered into a new credit agreement.  Please revise your future filings to fully explain the material terms associated with this new borrowing, such as the lending source, total amount owed, maturity or due date, interest rate, any applicable financial or other covenants or restrictions associated with the loan and whether you are in compliance with these covenants or restrictions.

Response:        The Company acknowledges the Staff’s comment and has fully explained the material terms associated with the new credit agreement in our recently filed Form 10-Q for the period ended December 31, 2010. The following represents the disclosure included in our Form 10-Q:

United States Securities and
  Exchange Commission
February 14, 2011

On December 31, 2010, the Company entered into a new Credit Agreement (the “Credit Agreement”) with two financial institutions. The Credit Agreement terminates the Amended and Restated Credit Agreement, dated April 23, 2010. Aceto may borrow, repay and reborrow during the period ending December 31, 2015, up to but not exceeding at any one time outstanding $40,000 (the  “Revolving Loans”).  The Revolving Loans may be (i) Adjusted Libor Loans (as defined in the Credit Agreement), (ii) Alternate Base Rate Loans (as defined in the Credit Agreement) or (iii) a combination thereof.  As of December 31, 2010, the Company borrowed Revolving Loans aggregating $10,550 which loans are Alternate Base Rate Loans or 3.5% at December 31, 2010.  $10,000 of such amount was utilized by the Company to partially finance payment of the purchase price for the Rising acquisition. The Credit Agreement also allows for the borrowing up to $40,000 (the “Term Loan”).  The Company borrowed a Term Loan of $40,000 on December 31, 2010 to partially finance the acquisition of Rising. The Term Loan interest may be payable as an (i) Adjusted LIBOR Loan, (ii) Alternate Base Rate Loan, or (iii) a combination thereof.  As of December 31, 2010, the Term Loan is payable as an Alternate Base Rate Loan or 3.5%. Pursuant to the requirements of the Credit Agreement, within 45 days of closing of the loan transaction, the Company must deliver Hedging Agreements (as defined in the Credit Agreement) fixing the interest rate on not less than $20,000 of the Term Loan.  The Term Loan is payable as to principal in twenty (20) consecutive quarterly installments, commencing March 31, 2011 and on each June 30, September 30 and December 31st thereafter, each in the amount set forth below opposite the applicable installment, provided that the final payment on the Term Loan Maturity Date (as defined in the Credit Agreement) shall be in an amount equal to the then outstanding unpaid principal amount of the Term Loan:

Amount	Installment

1 through 8	$ 1,500
9 through 12	$ 1,750
13 through 16	$ 2,000
17 through 20	$ 3,250

United States Securities and
  Exchange Commission
February 14, 2011

As such, the Company has classified $6,000 of the Term Loan as short-term in the condensed consolidated balance sheet at December 31, 2010. The Credit Agreement also provides that commercial letters of credit shall be issued to provide the primary payment mechanism in connection with the purchase of any materials, goods or services by the Company in the ordinary course of business. The Company had open letters of credit of approximately $748 and $58 as of December 31, 2010 and June 30, 2010, respectively.  The terms of these letters of credit are all less than one year.  No material loss is anticipated due to non-performance by the counterparties to these agreements.

The Credit Agreement provides for a security interest in all personal property of the Company.  The Credit Agreement contains several financial covenants including maintaining a minimum level of debt service. The Company is also subject to certain restrictive debt covenants, including covenants governing liens, limitations on indebtedness, limitations on cash dividends, guarantees, sale of assets, sales of receivables, and loans and investments. The Company was in compliance with all covenants at December 31, 2010.

Note 9 – Segment Information, page 12

8.	Please disclose the types of amounts included in the unallocated corporate column and explain why these amounts were not allocated to the other reportable segments.

Response:    The Company acknowledges the Staff’s comment and has indicated in our recently filed Form 10-Q for the period ended December 31, 2010 that unallocated corporate amounts are deemed by the Company as administrative, oversight costs, not managed by the segment managers.

United States Securities and
  Exchange Commission
February 14, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

9.
Please discuss the business reasons for changes between periods in each segment’s income (loss) before income taxes, since you began presenting these amounts in your interim financial statements for your 2010 Forms 10-Q.  Please also discuss the business reasons for changes in the unallocated corporate line item of your segment footnote as well.

Response:    The impact on income (loss) before income taxes, by segment, is primarily driven by sales and gross profit by segment, which has been discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in Form 10-Q for the three months ended September 30, 2010. In addition, the business reasons for changes between periods in each segment’s income (loss) before income taxes is effected by the variance in selling, general and administrative expenses (SG&A) and other income (expense). The business reasons for changes between periods in both SG&A and other income (expense) are discussed in MD&A on a consolidated basis in the Form 10-Q. We do not believe that it would be meaningful to the readers to discuss SG&A and other income (expense) at the segment level, as well as unallocated corporate line item. Unallocated corporate amounts are deemed by the Company as administrative, oversight costs, not managed by the segment managers. The Company notes the Staff’s comment and will expand its disclosure in future filings as appropriate, to discuss the business reasons for changes between periods in each segment’s income (loss) before income taxes, as well as changes in the unallocated corporate line item, to the extent these changes are consequential to the readers.

United States Securities and
  Exchange Commission
February 14, 2011

FORM 8-K FILED SEPTEMBER 10, 2010

Exhibit 99.1

10.
  The last page of your exhibit includes a calculation of diluted net income per common share excluding certain charges.  This measure excludes items that would be included in diluted net income per common shares calculated in accordance with GAAP.  Please revise the title of line item currently presented as “diluted net income per common share” to clearly indicate that this represents a non-GAAP measure.  Please also provide a reconciliation of GAAP diluted net income per share to non-GAAP measure.  Please refer to Question 102.05 of the Non-GAAP Measures Compliance Disclosure and Interpretations which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:       The Company acknowledges the Staff’s comment and has revised the title of line item previously presented as “diluted net income per common share” in our Form 8-K, filed on February 4, 2011 to “Diluted Net Income Per Common Share Excluding Charges (Non-GAAP Reconciliation)”.  In addition, the Company has provided a reconciliation of GAAP diluted net income per share to a non-GAAP measure in our aforementioned Form 8-K, filed on February 4, 2011.

In connection with our responses we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

United States Securities and
  Exchange Commission
February 14, 2011

●	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

/s/ Douglas Roth
Douglas Roth
Chief Financial Officer